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Confidential

November 10, 2021

Ms. Effie Simpson

Ms. Jean Yu

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)

Response to the Staff’s Comments on

Amendment No. 1 to Draft Registration Statement on

Form F-1 Confidentially Submitted on October 20, 2021

Dear Ms. Simpson, Ms. Yu, Ms. Donahue and Mr. Kruczek,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 3, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 20, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Responses to the comments contained in the Staff’s letter dated October 6, 2021

Prospectus Summary, page 1

1.

Please expand the disclosure in response to prior comment 8 so that it is clear that both trading in the securities may be prohibited and an exchange may determine to delist the securities. State clearly in this section of your document whether the PCAOB has been or is currently unable to inspect your auditor. In addition, the disclosure should address that in June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years, instead of three years.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊· 桑西尼·古奇·罗沙迪律师事务所

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Draft Registration Statement.

Potential CAC and CSRC Approval . . .,, page 5

2.

We note your revisions in response to prior comment 5. Please revise to clarify the effect of the need for approvals on your operations and the ability to conduct the offering outside China. Also revise to discuss the consequences if permission is deemed necessary and it is rescinded.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6 of the Revised Draft Registration Statement.

Holding Company Structure, page 6

3.

Please expand your revisions in response to prior comment 6 to clarify your intent to transfer proceeds from offerings, including this offering. Please also expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comments, the Company has revised the disclosure on the prospectus cover page and page 8 of the Revised Draft Registration Statement.

Uncertainties in the interpretation . . ., , page 47

4.	We note the disclosure added to this risk factor in response to prior comment 10. Please revise to present that disclosure in a separate, appropriately captioned risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Draft Registration Statement.

ADS holders may not be entitled to a jury trial . . .,, page 62

5.

We note the revisions in response to prior comments 11 and 12 and the response that you will further revise once the depositary is engaged. Please ensure that these further revisions are consistent in future amendments. Currently, your disclosures on pages 62-64 and 177 are inconsistent regarding when the jury trial waiver, forum and arbitration provision apply. As one example only, this risk factor indicates the depositary may elect arbitration, regardless of whether a plaintiff would prefer otherwise. However, the carryover risk factor on page 63 indicates that regardless of the depositary’s right to pursue arbitration, plaintiffs may nonetheless pursue claims in court. Please also tell us why you deleted the last sentence of the first paragraph of this risk factor. If these provisions will not apply to any claims, regardless of when they arose, please state so clearly and directly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62, 63 and 178 of the Revised Draft Registration Statement. With respect to the deleted sentence the Staff referenced, the Company undertakes to include the referenced disclosure clearly and directly, as suggested by the Staff, on a supplemental basis, to the extent applicable when the depositary is engaged and the terms of the deposit agreement are finalized.

Use of Proceeds, page 69

6.	Please address the last sentence of prior comment 13.

The Company respectfully advises the Staff that it has no current intention to steer away from its current fabless model, and thus, the Company currently does not see the need to raise capital, in addition to the proceeds from this offering, for the establishment of a manufacturing plant for product assembling and supply chain optimization.

Business , page 107

7.	Please relocate the letter from your CEO that begins on page 15 to a more appropriate location, such as here.

In response to the Staff’s comment, the Company has revised the disclosure to relocate the CEO letter to pages 106-108 of the Revised Draft Registration Statement.

Transactions with Certain Related Parties, page 138

8.

We note you updated the disclosure to June 30, 2021 in response to prior comment 15. Please revise to update to as of the date of the document, as required by Item 7.B. to Form 20-F. Also, we note the reference to transactions since 2019; please note that Item 7.B requires transactions for the three, not two, preceding financial years. Revise accordingly throughout this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Revised Draft Registration Statement.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, Danyang Bian, by telephone at 86-10-8556-3995, or by email at dbian@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd

Bing Chen, Chief Financial Officer, Nano Labs Ltd

Danyang Bian, Partner, MaloneBailey, LLP

Stephanie Tang, Partner, Hogan Lovells